Exhibit 23.6

83 Wooster Heights Road

Danbury, Connecticut 06810

iqvia.com

February 19, 2021

AstraZeneca PLC

Legal & Secretary’s Department

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

Dear Ladies and Gentlemen:

IQVIA DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2020

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the U.S. Securities and Exchange Commission, IQVIA Inc. (“IQVIA”) hereby authorizes AstraZeneca to refer to IQVIA and certain pharmaceutical industry data derived by IQVIA, as identified (highlighted in green) on the pages annexed hereto as Annex A, which are a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended December 31, 2020 (the “Annual Report”), each of which is incorporated by reference in the registration statement No. 333-234586 for AstraZeneca on Form F-3, in the registration statements No. 333-240298, No. 333-226830, 333-21 6901, No. 333-170381, No. 333-1 52767, No. 333-1 24689 and No. 333-09062 on Form S-8 for AstraZeneca, and in the registration statement dated as of the date hereof for AstraZeneca on Form F-4.

IQVIA’s authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)        IQVIA has not undertaken an independent review of the information disclosed in the Annual Report or the Form 20-F other than to discuss its observations as to the accuracy of the information relating to IQVIA and certain pharmaceutical industry data derived by IQVIA;

2)        AstraZeneca acknowledges and agrees that IQVIA shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IQVIA as such; and

3)        AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IQVIA, set forth in the Annual Report and Form 20-F as filed with the SEC and agrees to indemnify IQVIA from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ Matthew Kane
Name:	Matthew Kane
Title:	Assistant General Counsel

ACCEPTED AND AGREED

This nineteenth day of February 2021

AstraZeneca PLC

/s/ Adrian Kemp
Name:	Adrian Kemp
Title:	Company Secretary

Annex A

(See attached)

Growing and ageing populations The world’s population is growing and life expectancy is increasing. By 2050, the number of people aged 60 and above is expected to reach 2.1 billion; and 80% will be living in developing regions. 54% Approximately 54% of people worldwide now live in cities, up from 30% in 1950 (Source: UN and Grayline Group) Estimated world population (UN, bn) As the number of older people grows faster than the number of people in all younger age groups, so does the incidence of non-communicable diseases (NCDs). Increasing burden of chronic disease While communicable diseases continue to pose a threat, especially in emerging markets, chronic and NCDs are increasing with the impact of urban lifestyle choices, including smoking, diet and a lack of exercise. Disability caused by NCDs, rather than early death, has become an increasingly large share of the global disease burden. (Source: IQVIA) Digital and technical breakthroughs Data management in healthcare is moving beyond storing data, to focusing on extracting insights on population health management and value-based care to improve health outcomes and personalised healthcare. $640bn The digital health market is expected to increase nearly six times in size by 2026 to nearly $640 billion (Source: Global Market Insights) Active global healthcare IoT devices (bn) Innovations in technology are allowing people to monitor their own health and become active participants in managing their healthcare. For example, Internet of Things (IoT) applications and technologies are influencing patient engagement strategies and improving patient interactions with healthcare systems. 2020 30 2025 75 (Source: Statista) The impact of COVID-19 on a changing world COVID-19 has highlighted challenges and accelerated change within the healthcare sector. It has left people living with NCDs more vulnerable and highlighted the need for health systems to better respond to those diseases. It has also accelerated the adoption of digital and social tools as HCPs sought virtual channels to continue patient engagement. 70% 70% of patients in US, EU, and Asia deferred or cancelled scheduled treatment early in the global pandemic (Source: Accenture) Patients treated via telehealth Additionally, the pandemic has encouraged the development and use of localised supply chains, particularly around medical supplies and pharmaceuticals. 2019 2020 50 –175x more (Source: McKinsey) 13 AstraZeneca Annual Report & Form 20-F Information 2020 / Healthcare in a Changing World Strategic Report 2019 34 1990 21 NCDs kill 41 million people each year, equivalent to 71% of all deaths globally 41m Disabilities caused by NCDs (as % of the total disease burden) 2100 11.2 2050 9.7 2030 8.5 2020 7.8

Healthcare in a Changing World
continued

A growing pharmaceutical sector

As a result of increased demand for healthcare, the pharmaceutical sector continues to grow. Global pharmaceutical sales grew by 3.8% in 2020. Global healthcare spending is projected to increase at an annual rate of 4.2% from 2019 to 2024.

Global pharmaceutical sales

In 2020, Established Markets saw an average revenue increase of 3.8% and Emerging Markets revenue grew at 3.7%. The US, Japan, China, Germany and France are the world's top five pharmaceutical markets by 2020 sales. In 2020, the US had 48.0% of global sales (2019: 47.7%; 2018: 48.0%).

Year	World ($bn)	US ($bn)	Europe ($bn)	Established ROW ($bn)	Emerging Markets ($bn)
2020	1,070	514	211	117	228
2019	1,031	492	203	117	220
2018	972	467	192	113	199

World: $1,070bn (3.8%)

US: $514bn (4.5%)

Europe: $211bn (4.0%)

Established ROW: $117bn (0.4%)

Emerging Markets: $228bn (3.7%)

// Denotes a scale break.

Data based on world market sales using AstraZeneca market definitions as set out in the Market definitions, see page 280. Changes in data subscriptions, exchange rates and subscription coverage, as well as restated IQVIA data, have led to the restatement of total market values for prior years. Source: IQVIA, IQVIA Star Q3 2020, IQVIA Midas Quantum Q3 2020 (including US data). Reported values and growth are based on CER. Value figures are rounded to the nearest billion and growth percentages are rounded to the nearest tenth.

Estimated pharmaceutical sales and market growth to 2024

We expect developing markets, including Africa, the Commonwealth of Independent States (CIS), the Indian subcontinent and Latin America, to fuel pharmaceutical growth. Market growth in China is expected to remain below historical levels at a compound annual growth rate of 4.4%. This is due to the continued slowdown of the major hospital sector.

Region	Estimated pharmaceutical sales – 2024	Estimated pharmaceutical market growth
North America	$633bn	3.5%
EU (Including UK)	$287bn	3.9%
Other Europe (Non-EU countries)	$27bn	9.2%
Japan	$87bn	–0.7%
Oceania	$14bn	2.0%
Southeast Asia and East Asia	$232bn	4.5%
Latin America	$87bn	10.6%
Africa	$29bn	5.6%
CIS	$37bn	11.0%
Middle East	$24bn	3.8%
Indian subcontinent	$41bn	8.4%
China	$171bn	4.4%

Estimated pharmaceutical sales – 2024. Data is based on ex-manufacturer prices at CER. Source: IQVIA.

Estimated pharmaceutical market growth. Data is based on the compound annual growth rate from 2019 to 2024. Source: IQVIA Market Prognosis 2020 to 2024 (September 2020 forecast).

14 AstraZeneca Annual Report & Form 20-F Information 2020 / Strategic Report

Healthcare in a Changing World continued Pricing of medicines “Pharmaceutical companies are now H[SHQGLQJ VLJQLTFDQW resources to demonstrate the economic as well as the therapeutic value of their medicines.” There is continuing downward pressure on pricing and reimbursement in many markets, including the US and China. We continue to see examples where healthcare services (including pharmaceuticals) are highly regulated by governments, insurers and other private payers through various controls on pricing and reimbursement. Implementation of cost-containment reforms and shifting market dynamics are further constraining healthcare providers, while difficult economic conditions burden patients who have out-of-pocket expenses relating to their medicines. Pharmaceutical companies are now expending significant resources to demonstrate the economic as well as the therapeutic value of their medicines. Also in China, value-based procurement (VBP), was expanded in 2019, placing downward pressure on the pricing of medicines and products that have lost exclusivity in the VBP. In Europe, governments continue to implement and expand price control measures for medicines, and the EU has committed to introducing a harmonised health technology assessment (HTA) review. In other markets, there has been a trend towards rigorous and consistent application of pricing regulations, including reference pricing and group/alliance purchasing. There is also pressure on pricing in the US. For example, federal and state policymakers are considering legislative and regulatory efforts to lower drug prices and to implement transparency measures. President Biden has conceptually supported proposals aimed at prescription drug pricing that include allowing the government’s Medicare programme to negotiate costs, limiting launch prices through the use of international reference pricing and other tools, encouraging importation and limiting price increases beyond inflation. The Democrat majority in Congress increases the potential for drug pricing legislation and executive authorities could also become a vehicle for policies. This environment could create further downward pressure on pricing. The need and desire for payers to manage healthcare expenditure has been heightened by the shift over the last decade from a primary care to a specialty care focus. Specialty medicines are used for the treatment of complex, chronic or rare conditions, such as cancers, and pricing for these products reflects the higher value they bring to patients and payers, as well as the smaller patient numbers as a result of targeted treatment options. Pricing controls and transparency measures remain a priority in key markets such as China, where the National Reimbursement Drug List was updated in December. According to the Chinese National Healthcare Security Administration, 119 medicines will be added to the NRDL from March 2021 with an average price reduction of 50%. Link to strategy Deliver Growth and Therapy Area Leadership For more information, see Risk from page 254. Loss of exclusivity and genericisation Patent protection for pharmaceutical products is finite and after protection expires, payers, physicians and patients gain greater access to generic alternatives (both substitutable and analogue) in many important drug classes. These generic alternatives are primarily lower priced because generic manufacturers are largely spared the costs of R&D and market development. As a Generic competition can also result from patent disputes or challenges before patent expiry. Increasingly, generics companies are launching products ‘at risk’, for example, before resolution of the relevant patent litigation. This trend, which is likely to continue, creates significant market presence for the generic version while the litigation remains unresolved. Given the unpredictable nature of patent litigation, some companies have settled such challenges on terms acceptable to the innovator and generic manufacturer. Biologics typically retain exclusivity for longer than traditional small molecule pharmaceuticals, with less generic competition. Link to strategy Deliver Growth and Therapy Area Leadership For more information, see Intellectual property from page 65. 16 AstraZeneca Annual Report & Form 20-F Information 2020 / Strategic Report result, demand for generics is high. For prescriptions dispensed in the US in 2020, generics constituted 85.3% of the market by volume (2019: 84.8%). For prescriptions dispensed in the US in 2020, generics constituted 85.3% of the market by volume (2019: 84.8%) 85.3%

Therapy Area Review

Oncology

Leading a revolution in oncology to redefine cancer care. Our ambition is to provide cures for cancer in every form. We are following the science to understand cancer and all its complexities to discover, develop and deliver life-changing treatments and increase the potential for cure.

Unmet medical need and world market

> Cancer is the second leading cause of death globally
> Lung cancer claims a life every 18 seconds; it has the highest cancer mortality rate, followed by colorectal, stomach, liver and breast cancer
> With over two million new cases worldwide for each in 2019, lung cancer and breast cancer are the two most common types of cancer
> Other common cancers include prostate and ovarian cancer



Minute pieces of tumour DNA circulating in the bloodstream.

1.8m
Lung cancer was responsible for the deaths of 1.8 million people in 2018.

2.1m
Breast cancer is the most frequent cancer among women, impacting 2.1 million women each year.

Cancer worldwide burden


New cases
Deaths
2018
18.1m
2030
26.4m
2018
9.6m
2030
17m


Living with cancer
2018
43m
2030
82m

Source: International Agency for Research on Cancer.

Therapy area world market (MAT/Q3/20)

$140.2bn
Annual worldwide market value



- Small molecule targeted agents $40.3bn
- Monoclonal antibodies (mAbs) $30.3bn
- Chemotherapy $27.4bn
- Immune checkpoint inhibitors $25.9bn
- Hormonal therapies $14.1bn
- PARP inhibitors $1.9bn
- Other oncology therapies $0.2bn

Source: IQVIA. AstraZeneca focuses on specific segments within this overall therapy area market.

30 AstraZeneca Annual Report & Form 20-F Information 2020 / Strategic Report

Therapy Area Review continued Cardiovascular, Renal & Metabolism Our mission is to protect the lives of people from the often devastating consequences of heart failure, cardiovascular, metabolic and renal diseases, so they FDQ HQMR\ ORQJ DQG IXOTOOLQJ OLYHV. :H DUH FRPPLWWHG to the seamless management of diseases, improving SDWLHQW RXWFRPHV DQG GHFUHDVLQJ WKH PRUWDOLW\ UDWH. Unmet medical need and world market Cardiovascular, Renal & Metabolism (CVRM) diseases are the leading causes of death across the globe, killing PRUH WKDQ 20 PLOOLRQ SHRSOH HDFK \HDU. mRNA is a compelling therapeutic modality to repair and modify disease using a cell’s blueprint for EXLOGLQJ SURWHLQV. 463m Number of people living ZLWK GLDEHWHV. 17.9P Number of people that die each year from heart failure (HF) and FDUGLRYDVFXODU GLVHDVH. Therapy area world market (MAT/Q3/20) $204.3bn Annual worldwide market value Nearly 700m Number of people living with FKURQLF NLGQH\ GLVHDVH (&.'). Source: IQVIA. AstraZeneca focuses on VSHFLTF VHJPHQWV ZLWKLQ WKLV RYHUDOO WKHUDS\ DUHD market. Sales for CKD ($10.0bn) and CKD-associated anaemia ($6.7bn) IDOO RXWVLGH WKH &950 WRWDO market. All sales for CKD associated anaemia ($6.7bn) IDOO ZLWKLQ WKH &.' PDUNHW DQG VKRXOG QRW EH GRXEOH counted. Diabetes $99.6bn High blood pressure $35.3bn Abnormal levels of blood cholesterol $16.7bn Thrombosis $7.2bn CKD $10.0bn CKD associated anaemia $6.7bn Hyperkalaemia $0.5bn Other CV $45.0bn 36 AstraZeneca Annual Report & Form 20-F Information 2020 / Strategic Report

Therapy Area Review
continued

Respiratory & Immunology



We aim to fundamentally transform the treatment of respiratory and immune-mediated diseases, with the bold ambition to eliminate preventable attacks and achieve durable remission or even cure for millions of people with these potentially devastating conditions.

Unmet medical need and world market

More than 700 million people have asthma or COPD. Despite currently available medicines, therapeutic advances are needed to reduce morbidity and mortality.

Lupus is a debilitating autoimmune condition affecting up to five million people. No new medicines have been approved in nearly a decade.

The epithelium is the first line of defence in the human body; interaction between the airway epithelium and bacteria, viruses, allergens or pollution can result in the release of epithelial cytokines, driving inflammation.

339m
339 million individuals worldwide have asthma and more than 60% of patients have uncontrolled disease. Prevalence is expected to rise.

10%
Severe asthma accounts for about 10% of asthma patients but 50% of the physical and socio-economic burden of asthma.

384m
Globally, 384 million people have COPD, and it is the third leading cause of death worldwide. COPD exacerbations represent a significant burden for patients, carers and society. COPD costs are estimated to exceed $100 billion per year globally.

Therapy area world market (MAT/Q3/20)

$71.8bn
Annual worldwide market value



Asthma $21.6bn
COPD $17.3bn
Other $33.0bn

Source: IQVIA. AstraZeneca focuses on specific segments within this overall therapy area market.

42 AstraZeneca Annual Report & Form 20-F Information 2020 / Strategic Report

Strategic Report

New frontiers in asthma

Completion of Phase III trial advances the science of severe asthma.

>60%

More than 60% of patients have uncontrolled asthma

Severe asthma patients are at an increased risk of mortality and experience twice as many asthma-related hospitalisations

The epithelium is the first line of defence for our body; interactions between the airway epithelium and viruses, allergy or pollution can result in the release of epithelial cytokines, driving inflammation. We are pioneering research on the role of three epithelial cytokines: thymic stromal lymphopoietin (TSLP), interleukin IL-33, and IL-25. These key cytokines activate multiple downstream innate and adaptive immune responses involved in asthma, COPD, atopic dermatitis and chronic kidney disease. AstraZeneca is bringing forward tezepelumab, a potential first-in-class human mAb that inhibits the action of TSLP, and which has completed its Phase III pivotal trial in severe asthma and MEDI3506, a mAb that inhibits IL-33 and which is in Phase I in COPD, Phase II in asthma, Phase II in atopic dermatitis and COVID-19.



2020 pipeline highlights *continued*

In 2020, highlights included positive results for the NAVIGATOR Phase III trial of tezepelumab in severe asthma, positive results in the OSTRO Phase III trial in chronic rhinosinusitis with nasal polyps (CRSwNP) for *Fasenra* and positive results in the ETHOS Phase III trial for *Breztri* leading to approvals for *Breztri* for maintenance treatment of COPD in the US and moderate to severe COPD in the EU (where it is marketed as *Trixeo*). Our early research in respiratory includes opportunities in idiopathic pulmonary fibrosis (IPF) and chronic cough. Regulatory submissions were also made in the US, EU and Japan for anifrolumab in systemic lupus erythematosus (SLE).

Full details of our pipeline are given in the Development Pipeline from page 245 and highlights from the progress of our Respiratory & Immunology pipeline made in 2020 against our KPIs are shown on previous page.

2020 review – strategy in action

Asthma

In 2020, we continued our leadership in transforming care across disease severities to address the significant unmet medical needs of this disease. The majority of patients are uncontrolled and there are 176 million asthma attacks each year.

At the foundation of asthma care, *Symbicort* continued its volume and value market leadership as the number one ICS/LABA combination globally 20 years after launch. The main drivers of growth were in Emerging Markets, particularly in China, launch of an authorised generic in the US, repeat prescribing in the first quarter due to COVID-19 and approvals of the anti-inflammatory reliever indication, which has now been achieved in 35 countries.

Our second anti-inflammatory reliever, which we are developing for US patients is PT027, a fixed-dose combination of budesonide (an ICS) and albuterol, a short-acting beta2-agonist (SABA). Results from two Phase III trials in patients with mild-to-moderate asthma, conducted by our co-development collaborator, Avillion, are expected to read out in 2021.

Breztri, our triple therapy, is also being studied in asthma and the Phase III pivotal trials, KALOS was initiated in January 2021.

In severe asthma, where our aim is to eliminate both asthma attacks and chronic use of oral corticosteroids, we are on track to be the leader in biologic medicines and address the different drivers of this complex, heterogeneous disease. Our first respiratory biologic, *Fasenra*, reached more than 70,000 patients with severe eosinophilic asthma, retaining its position as the leading novel biologic in new-to-brand prescriptions in key markets around the world. The rapid adoption of the *Fasenra Pen* in several markets was in part driven by the COVID-19 pandemic, keeping patients out of hospital and able to manage their treatment at home. Approximately 40% of patients now self-administer *Fasenra*. A significant increase in enrolment in our patient support programme, Connect 360, was seen in 2020 further supporting self-care in response to COVID-19. More than 30,000 patients across 29 countries have enrolled in this programme.

In October 2020, we announced high-level results from the PONENTE Phase IIIb open-label trial, which showed OCS-dependent asthma patients across baseline blood eosinophil counts receiving *Fasenra* were able to eliminate the use of maintenance OCS. On the first primary endpoint, 62% (95% CI: 58.2-66.1) of patients achieved complete elimination of daily OCS use. On the second primary endpoint, 81% (95% CI: 77.2-83.7) of patients achieved complete elimination or were able to reduce their daily OCS dose to 5mg or less when further reduction was not possible due to adrenal insufficiency. Both primary endpoints were sustained for at least four weeks while maintaining asthma control.

In November 2020, we announced with our collaborator Amgen the positive high-level results from the NAVIGATOR Phase III registrational trial which met the primary endpoint with tezepelumab added to standard of care (SoC) demonstrating a statistically significant and clinically meaningful reduction in the annualised asthma exacerbation rate (AAER) over 52 weeks in the overall patient population, compared to placebo when added to SoC. SoC was medium- or high-dose ICS plus at least one additional controller medication with or without OCS.

In the subgroup of patients with baseline eosinophil counts less than 300 cells per microlitre, the trial also met the primary endpoint, with tezepelumab demonstrating a statistically significant and clinically meaningful reduction in AAER. Similar reductions in AAER were observed in the subgroup of patients with baseline eosinophil counts less than 150 cells per microlitre.

In December 2020, we announced that the SOURCE Phase III trial of 150 patients did not meet the primary endpoint of a statistically significant reduction in the daily OCS dose, without loss of asthma control, with tezepelumab compared to placebo in patients with severe, OCS-dependent asthma. Tezepelumab's effect on other efficacy

AstraZeneca Annual Report & Form 20-F Information 2020 / Therapy Area Review 45

Therapy Area Review 2WKHU 0HGLFLQHV DQG &29,'-19 continued Key marketed products and revenues 2020 Product Disease area Revenue Commentary Other medicines Infection Synagis (palivizumab) 569 $372m, up 4% (4% at CER) 'LYHVWHG 86 ULJKWV WR 6REL. $EE9LH KROGV ULJKWV WR Synagis outside the US until 30 June 2021, after which AstraZeneca will, in general, solely distribute and promote the medicine outside the US. Tetra/FluMist Quadrivalent performed strongly driven primarily by heightened focus on increased vaccination coverage as a means to further limit healthcare burden JLYHQ WKH RQJRLQJ &29,'-19 pandemic. Fluenz Tetra/FluMist Quadrivalent continues to be licensed in multiple markets, including the US, Canada, EU, Israel and Hong Kong, and it remains a central part of the UK and Finnish paediatric national LQuXHQ]D YDFFLQDWLRQ SURJUDPPHV. )RU WKH 2020-21 uX VHDVRQ, ZH KDYH increased production of vaccine doses by more than 150% over the previous season and delivered our KLJKHVW YROXPH RI uX YDFFLQH. Total Revenue included $2 million of COVID-19 Vaccine AstraZeneca Product Sales. Fluenz Tetra/ FluMist Quadrivalent (live attenuated LQuXHQ]D YDFFLQH) ,QuXHQ]D $295m, up 161% (153% at CER) Approved in the US, EU, Canada, Israel and Hong Kong. Daiichi Sankyo holds rights to FluMist Quadrivalent in Japan. Neuroscience Seroquel IR/ Seroquel XR (quetiapine fumarate) Schizophrenia Bipolar disease $117m, down 39% (37% at CER) Divested rights in Europe and Russia in October 2019 and in US and Canada in December 2019 to Cheplapharm. Luye Pharma holds rights to Seroquel and Seroquel XR in the UK, China and other international markets. The rights to Seroquel and Seroquel XR in Japan are partnered with Astellas. Vimovo (naproxen and esomeprazole) Osteoarthritic pain $37m, up 1% (down 1% at CER) Licensed from Pozen and divested worldwide rights (ex-US) to Grünenthal in October 2018. Divested US rights to Horizon Pharma Inc. since November 2013. Movantik/ Moventig (naloxegol) Opioid-induced constipation $33m, down 68% (68% at CER) Licensed from Nektar Therapeutics. Kyowa Kirin has held rights in the EU since March 2016. Knight Therapeutics Inc. has held rights in Canada and Israel since December 2016. Co-commercialisation in the US with Daiichi Sankyo. In April 2020, AstraZeneca signed an agreement to sublicense its global rights to Movantik (naloxegol), excluding Europe, Canada and Israel, to RedHill Biopharma (RedHill). Gastroenterology Nexium (esomeprazole) Proton pump inhibitor to treat acid-related diseases $1,492m, up 1% (2% at CER) Divested European rights to Grünenthal in October 2018. 2WKHU 0HGLFLQHV DQG &29,'-19 Product Sales $2,587m 10% of total 2019: $2,601m 2018: $3,400m Losec/ Prilosec (omeprazole) Proton pump inhibitor to treat acid-related diseases $183m, down 30% (30% at CER) In October 2019, divested global commercial rights, excluding China, Japan, the US and Mexico to Cheplapharm. COVID-19 COVID-19 Vaccine AstraZeneca &29,'-19 $2m )URP WKH TUVW TXDUWHU RI 2021, $VWUD=HQHFD LQWHQGV WR UHSRUW the COVID-19 Vaccine AstraZeneca sales performance separately. 2020 pipeline highlights Full details of our pipeline are given in the Development Pipeline from page 245 and highlights from the progress of our Other Medicines and COVID-19 pipeline made in 2020 against our KPIs are shown below. Life-cycle phases – R&D New molecular entity (NME) Phase II starts/progressions Product Disease AZD7442 3UHYHQWLRQ DQG WUHDWPHQW RI &29,'-19 COVID-19 Vaccine AstraZeneca &29,'-19 NME and major life-cycle management (LCM) positive Phase III investment decisions Product Disease AZD7442 3UHYHQWLRQ DQG WUHDWPHQW RI &29,'-19 COVID-19 Vaccine AstraZeneca &29,'-19 Discontinued projects Product Disease Reason Prevention of nosocomial Pseudomonas aeruginosa pneumonia MEDI3902 6DIHW\/HFDF\ For more information on the life-cycle of a medicine, see page 9. 48 AstraZeneca Annual Report & Form 20-F Information 2020 / Strategic Report including China, given pressures from generic competition. Fluenz Nexium is continuing to perform in line with expectations in all AstraZeneca retained markets

Business Review
Commercial
continued

Regional Product Sales

1. Emerging Markets

6%

6% growth in the year (10% at CER) to **$8,679m**

2. US

12%

12% growth in the year to **$8,638m**

3. Europe

16%

16% growth in the year (15% growth at CER) to **$5,059m**

4. Established Rest of World

6%

6% growth in the year (6% at CER) to **$3,514m**


1
2
3
4
4

All numbers as at 31 December 2020.

Pricing and delivering value

Our medicines help address unmet medical need, improve health and create economic benefits. Treatments that are targeted and effective as well as innovative and personalised, can lower healthcare costs by reducing the need for more expensive care, preventing more serious and costly diseases and increasing productivity. We are committed to a pricing policy for our medicines based on four principles:

> We determine the price of our medicines while considering their full **value** for patients, payers and society. The agreement on price involves many national, regional and local stakeholders, reflecting factors such as clinical benefit, cost-effectiveness, improvement to life expectancy and quality of life.

> We aim to ensure the **sustainability** of both the healthcare system and our research-led business model. We believe we share a collective responsibility with healthcare providers and other stakeholders to work together to enable an efficient healthcare system for patients today and support a pipeline of new medicines for patients tomorrow.

> We seek to ensure appropriate patient **access** to our medicines. We work closely with payers and providers to understand their priorities and requirements, and play a leading role in projects to better align the specifications of regulatory and health technology assessment (HTA) agencies or other organisations that provide value assessment of medicines.

> We pursue a **flexible** pricing approach that reflects the wide variation in global healthcare systems. We have developed patient access programmes that are aligned with a patient's ability to pay and a healthcare system's ability to respond. We are committed to the appropriate use of managed entry schemes and the development of real-world evidence and we are investigating innovative approaches to the pricing of medicines, such as payment for outcomes received by the patient and healthcare system.

We have outlined our commitment to optimising affordability and accessibility in our Affordability Statement that can be found on our website, www.astrazeneca.com/sustainability.

By way of example of our approach, we apply Tiered Pricing Principles globally. This defines price levels commensurate with affordability based on a country's ability to pay. We believe that this approach to pricing is sustainable and fair, and that it will increase access and improve patient outcomes in Emerging Markets.

More generally, we remain committed to working with payers to explore novel and flexible ways to assess and pay for medicines towards our shared goal of delivering the outcomes that matter for patients through innovative and personalised treatments. We are collaborating with payers to conclude outcomes- and value-based reimbursement that improves patient outcomes. By the end of 2020, we had entered into more than 100 such innovative value-based agreements across our three main therapy areas.

We understand that our medicines will not benefit patients if they are unable to afford them which is why we offer a number of patient assistance programmes that can help increase patients' access to medicines and reduce their out-of-pocket costs. Through these programmes, we support qualifying patients in a variety of ways, including through discounts and/or product donations. Outside the US, we generally provide these programmes in markets with limited or no public reimbursement system, no coverage beyond the most basic therapies, or where the possibility of public reimbursement is unlikely, or only after an extended period.

US

As the sixteenth largest prescription-based pharmaceutical company in the US, we have a 2.7% market share of US pharmaceuticals by sales value. In 2020, Product Sales in the US increased by 12% to $8,638 million (2019: $7,747 million).

The US healthcare system is complex with multiple payers and intermediaries exerting pressure on patient access to branded medicines through regulatory rebates in government programmes and voluntary rebates paid to managed care organisations and pharmacy benefit managers for commercially insured patients, including Medicare Part D patients. In the Medicare Part D programme, branded pharmaceutical manufacturers are also statutorily required to pay a percentage of the patient's out-of-pocket costs during the 'coverage gap' portion of their benefit design.

58 AstraZeneca Annual Report & Form 20-F Information 2020 / Strategic Report

Strategic Report

In 2020, the overall measurable reduction in our profit before tax for the year due to discounts on branded pharmaceuticals in the Medicare Part D Coverage Gap and an industry-wide HealthCare Reform Fee was $590 million (2019: $547 million; 2018: $432 million; 2017: $119 million).

In the US, there is significant pricing pressure driven by payer consolidation, restrictive reimbursement policies and cost control tools, such as exclusionary formularies and price protection clauses. Many formularies, employ 'generic first' strategies and/or require physicians to obtain prior approval for the use of a branded medicine where a generic alternative exists. These mechanisms can be used to limit use of branded products and pressure manufacturers to reduce net prices. In 2020, 85.3% of prescriptions dispensed in the US were generic (2019: 84.8%). In addition, patients continue to see changes in the design of their health plan benefits and may experience increases, in both premiums and out-of-pocket payments for branded medications. There is a growing trend towards high-deductible health plans which may require patients to pay the full list price until they meet certain out-of-pocket thresholds.

Ongoing scrutiny of the US pharmaceutical industry, focused largely on affordability, has been the basis of multiple policy proposals in the US. Over the course of 2020, Congress and the Trump Administration issued several proposals designed to increase generic competition, reform coverage and reimbursement of drug therapies, reduce list prices and out-of-pocket costs, limit price increases, and increase regulatory rebate liability, among other topics. While the attention of Congress necessarily shifted in order to respond to the COVID-19 public health emergency, we expect a focus on drug pricing proposals to continue into 2021. AstraZeneca is actively supporting solutions that provide access and affordability while continuing to support scientific innovation.

In addition, lawmakers at both the federal and state levels have sought increased drug pricing transparency and have proposed and implemented policies that include measures relating to the submission of proprietary manufacturer data, establishment of price parameters that are indexed to certain federal programmes, and reporting of changes in pricing beyond certain thresholds.

Though widespread adoption of a broad national price control scheme in the near future is unlikely, we continue to comply with new state-level regulations in this area. We recognise the sustained potential for substantial changes to laws and regulations regarding drug pricing that could have a significant impact on the pharmaceutical industry.

We offer a number of resources and programmes in the US that can help increase patients' access to medication and reduce their out-of-pocket costs.

For more information, see Community investment on page 76.

Europe

The total European pharmaceutical market was worth $211 billion in 2020. We are the thirteenth largest prescription-based pharmaceutical company in Europe (see Market definitions on page 280) with a 2.0% market share of pharmaceutical sales by value.

In 2020, Product Sales in Europe increased by 16% at actual rate of exchange (15% at CER) to $5,059 million (2019: $4,350 million). We continued to launch and saw sustained performance of innovative medicines, in particular with *Tagrisso*, *Imfinzi*, *Lynparza*, *Forxiga* and *Fasenra*. Oncology sales in Europe grew by 36% (35% at CER), driven by increased use of *Tagrisso* for the treatment of patients in the 1st-line EGFR7-mutated (EGFRm) non-small cell lung cancer (NSCLC) setting, as well as continued strong levels of demand in the 2nd-line setting. *Imfinzi* sales reflect a growing number of reimbursements. *Lynparza* sales benefited from the increasing levels of reimbursement and BRCA-testing rates. *Forxiga* sales growth of 36% (35% at CER) was accompanied by *Fasenra* sales increase of 72% (70% at CER). With the increased focus on flu vaccination programmes, *FluMist* sales saw a significant increase of 135% (126% at CER).

Despite the overall growth, we experienced a decline in *Iressa* sales due to the uptake of *Tagrisso*, coupled with the ongoing impact of divestments, mainly *Losec* and *Seroquel XR*.

Established Rest of World (ROW)*

Japan

Japan remains an attractive market for innovative pharmaceutical companies, positioned as the third largest pharmaceutical market for R&D-driven companies. In 2020, there was continued pressure on healthcare spend and, being an even year, the biennial government-induced price control measurements were in place.

Total Revenue in Japan was $2,620 million, positioning AstraZeneca as the sixth largest prescription-based pharmaceutical company with a 3.5% value market share of pharmaceutical sales by value.

Revenue has been kept flat versus 2019 ($2,591 million) outperforming the negative market growth despite challenges linked to COVID-19, regular biennial price cut in April, repricing for *Imfinzi* and *Faslodex*, and generic entry for *Symbicort* (December 2019) and *Pulmicort* (January 2020).

Results have been driven by strong performance from Oncology brands *Tagrisso*, *Imfinzi* and *Lynparza* as well as *Fasenra*, *Breztri* and *Forxiga*.

We successfully launched *Lokelma* in May and *Imfinzi* for SCLC in August. *Forxiga* was approved for heart failure treatment in November and *Lynparza* was approved in three new indications in December (advanced ovarian, prostate and pancreatic cancers).

Canada

Product Sales in Canada increased by 29% at actual rate of exchange (31% at CER) in 2020. This was primarily driven by strong sustained growth of our New Medicines, particularly *Imfinzi*, *Tagrisso*, *Lynparza* and *Fasenra* coupled with *Symbicort* sales benefiting from the regulatory approval to use the product as an anti-inflammatory reliever as-needed in mild asthma coupled with improved adherence related to COVID-19.

Decline of *Onglyza* was accompanied by the impact of divestments, particularly *Losec*. There continues to be pricing pressure from both public and private payers. We remain committed to exploring innovative value-based pricing solutions that benefit patient outcomes.

Australia and New Zealand

Our sales in Australia and New Zealand increased by 8% at actual rate of exchange (10% at CER) in 2020. This was primarily due to growth in key brands such as *Symbicort* (which benefited from a strong LABA/ICS class growth from the impact of the bushfires earlier in the year and then COVID-19), *Tagrisso*, *Lynparza* and *Forxiga*. These were supplemented by strong growth in *Fasenra* in its first full year after reimbursement and an earlier than expected Pharmaceutical Benefits Scheme (PBS) listing of *Imfinzi*. The decline in older, non-patent protected brands such as *Crestor* and *Nexium* continued but were more than offset by the growth brands. Australia remains a predominantly HTA-reimbursed market with products aiming to be reimbursed needing to show a clear level of cost effectiveness and benefit to patients versus existing standard of care. Within this context, the Group's pipeline of new assets and indications provide good opportunities for continued future growth.

* Established ROW comprises Australia and New Zealand, Canada and Japan.

AstraZeneca Annual Report & Form 20-F Information 2020 / Business Review 59

Business Review
Commercial
continued

12%

12% increase in Product Sales in the US in 2020 to $8,638 million

10%

10% increase in Product Sales in China in 2020 (10% at CER) to $5,345 million

"AstraZeneca was the second fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2020."

Emerging Markets

Emerging Markets, as defined in Market definitions on page 280, comprise various countries with dynamic, growing economies. As outlined in Healthcare in a changing world from page 12, these countries represent a major growth opportunity for the pharmaceutical industry due to high unmet medical need and sound economic fundamentals. Emerging Markets are not immune, however, to economic downturn. Market volatility is higher than in Established Markets, and various political and economic challenges exist. These include regulatory and government interventions. In selected markets, governments are encouraging local manufacturing and investment by offering more favourable market access conditions and pricing is increasingly controlled by payers through price referencing regulations in addition to cost effectiveness and cost minimisation approaches.

Growth drivers for Emerging Markets include new medicines across our Oncology, CVRM and Respiratory & Immunology portfolios. To educate physicians about our broad portfolio, we are selectively investing in sales capabilities where opportunities from unmet medical need exist. We are also expanding our reach through multi-channel marketing and external partnerships.

With revenues of $8,711 million (2019: $8,171 million), AstraZeneca was the fourth largest multinational pharmaceutical company, as measured by prescription sales, and the second fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2020. Despite the impact of COVID-19 across all geographies we saw growth across all major areas including Latin America at 0% (18% at CER), Russia & Eurasia at 26% (39% at CER), Middle East & Africa down 4% (up 1% at CER) and Asia Area at 5% (7% at CER).

China

In China, AstraZeneca is the largest pharmaceutical company by value in the hospital sector, as measured by sales. Sales in China in 2020 increased by 10% at actual rate of exchange (11% at CER) to $5,345 million (2019: $4,880 million). Despite the significant impact of COVID-19 in the first half of the year especially, we delivered sales growth above the growth rate of the hospital market sector through strategic brand investment, systematic organisational capability improvements and long-term channel expansion programmes in our main therapy areas.

Tagrisso, Breztri, Bevespi, Lynparza, Zoladex and *Linzess* were listed or renewed in the National Reimbursement Drug List (NRDL). Pricing practices remain a priority for regulators, and new national regulations, in addition to provincial and hospital tenders, continue to put increasing pricing pressures on pharmaceutical companies in China. The introduction of the Generics Quality Consistency Evaluation (GQCE) in 2018 has had an impact on pharmaceutical company budgets and pricing through setting new standards for bioequivalence that generic products must adhere to as part of participation in a process called value-based procurement (VBP) that covers up to 70% of anticipated hospital volumes in all areas. This evaluation is being applied retrospectively, so several existing generic products may fail and be withdrawn which could lead to a consolidation in the sector. This would leave fewer, higher-quality generics in the market thereby putting pressure on any originator brand price premiums and driving a reduction in overall medical costs.

In 2018, the first round of VBP, which involved *Crestor* and *Iressa*, was announced with implementation from early 2019. In 2020, *Losec, Brilinta* and *Arimidex* were included within the latest VBP cycle with none of the AstraZeneca brands successfully winning any of the tendered volumes. Consequently the growth of these brands was significantly impacted in the latter part of the year. As the implementation of VBP accelerates it is expected that more AstraZeneca brands will be impacted in 2021.

COVID-19 has had a major effect on growth rates in all channels across China and for AstraZeneca in the Respiratory & Immunology therapy area. In particular, the nebulised brands such as *Pulmicort, Fluimucil* and *Bricanyl* were most heavily impacted as nebulisation centres were initially closed; when opened, demand was slow to return to pre-pandemic levels.

The industry-wide growth rate is expected to be 4.4% over the next five years, following the updates of the NRDL and expanding health insurance coverage. Nevertheless, the healthcare environment in China remains dynamic. Opportunities are arising from incremental healthcare investment, in-licensing, strong underlying demand for our more established medicines and the emergence of innovative medicines such as *Lynparza, Breztri* and roxadustat.

Several initiatives announced in the latter part of 2019 to support transformation of healthcare in China were further progressed in 2020. These included the creation of a global R&D centre in Shanghai. A new AI Innovation Centre, also in Shanghai, will be established to capitalise on the latest digital technology in R&D, manufacturing, operations and commercialisation to help accelerate the delivery of medicines to patients in China and globally. A healthcare investment fund jointly set up with CICC, one of China's leading investment banks, has executed funding agreements with other investors and the initial

60 AstraZeneca Annual Report & Form 20-F Information 2020 / Strategic Report

David Fredrickson Executive Vice-President, Oncology Business Unit Dave is responsible for driving growth and maximising the commercial performance of the AstraZeneca global Oncology portfolio. He has global accountability for marketing, sales, medical affairs and market access in Oncology and plays a critical leadership role in setting the Oncology portfolio and product strategy. Previously, Dave served as President of AstraZeneca K.K. in Japan, and Vice-President, Specialty Care in the US. Before joining AstraZeneca, Dave worked at Roche/ Genentech, where he served in several functions and leadership positions, including Oncology Business Unit Manager in Spain, and strategy, marketing and sales roles in the US. Dave is a graduate of Georgetown University in Washington DC. Menelas Pangalos Executive Vice-President, BioPharmaceuticals R&D Mene is responsible for BioPharmaceuticals R&D from discovery through to late-stage development across CVRM, Respiratory & Immunology, neuroscience and infection. He previously held senior R&D roles at Pfizer, Wyeth and GSK. Mene is a Fellow of the Academy of Medical Sciences, the Royal Society of Biology and Clare Hall, University of Cambridge. He sits on the Medical Research Council, co-chairs the Life Sciences Council Expert Group on Innovation, Clinical Research and Data. He is on the boards of The Francis Crick Institute, The Judge Business School and Dizal Pharma. In 2019, Mene was awarded a knighthood from The Queen and the Prix Galien Medal, Greece. He oversees the creation of AstraZeneca’s new Global R&D Centre in Cambridge. -HT 3RWW *HQHUDO &RXQVHO DQG, HTHFWLYH -DQXDU\ 2021, &KLHI +XPDQ 5HVRXUFHV 2FHU Jeff was appointed General Counsel in January 2009 and has overall responsibility for all aspects of AstraZeneca’s Legal and IP function. In addition to his role as General Counsel, he was appointed Chief Human Resources Officer in January 2021 assuming additional responsibilities for the AstraZeneca Human Resources function. Jeff joined AstraZeneca in 1995 and has worked in various litigation roles, where he has had responsibility for IP, anti-trust and product liability litigation. Before joining AstraZeneca, he spent five years at the US legal firm Drinker Biddle and Reath LLP, where he specialised in pharmaceutical product liability litigation and anti-trust advice and litigation. He received his Bachelor’s degree in political science from Wheaton College and his Juris Doctor Degree from Villanova University School of Law. Iskra Reic Executive Vice-President, Europe and Canada Iskra has responsibility for BioPharmaceuticals sales, marketing and commercial operations across our businesses in 30 European countries and Canada. She trained as a doctor of dental surgery at the Medical University of Zagreb, Croatia. She joined AstraZeneca in 2001 and has held a variety of in-market, regional sales and marketing, and general management roles, including: Head of Commercial Operations for Croatia; Head of Specialty Care Central & Eastern Europe; and General Manager, Russia and the Eurasia Area. She was appointed EVP, Europe in April 2017. Iskra has an International Executive MBA from the IEDC-Bled School of Management, Slovenia. Leon Wang Executive Vice-President, International and China President Leon Wang is responsible for overall strategy driving sustainable growth across the International region, which includes China. Leon joined AstraZeneca China in March 2013 and was promoted to become President, AstraZeneca China in 2014. Under Leon’s leadership, China has become AstraZeneca’s Fiona Cicconi Executive Vice-President, Human Resources Throughout 2020, Fiona was Executive Vice-President, Human Resources with responsibility for design and delivery of AstraZeneca’s people strategy and ambition to Be a Great Place to Work. She held that role until 31 December 2020, when she resigned to take up a similar role at a global company outside the pharmaceutical industry. Prior to joining AstraZeneca, Leon held positions of increasing responsibility in marketing and business leadership at Roche, where he was a Business Unit Vice-President. In addition, Leon holds several positions in local trade associations and other prominent organisations in China. Leon holds an EMBA from China Europe International Business School, and a Bachelor of Arts from Shanghai International Studies University. 107 AstraZeneca Annual Report & Form 20-F Information 2020 / Senior Executive Team Corporate Governance second-largest market worldwide and AstraZeneca has become the largest pharmaceutical company in China.

Glossary

Market definitions

Region	Country				
US	US				
Europe	Albania*	Czech Republic	Hungary	Luxembourg*	Serbia and Montenegro*
	Austria	Denmark	Iceland*	Malta*	Slovakia*
	Belgium	Estonia*	Ireland	Netherlands	Slovenia*
	Bosnia and Herzegovina*	Finland	Israel*	Norway	Spain
	Bulgaria	France	Italy	Poland	Sweden
	Croatia	Germany	Latvia*	Portugal*	Switzerland
	Cyprus*	Greece	Lithuania*	Romania	UK
Established ROW	Australia	Canada	Japan	New Zealand	
Emerging Markets	Algeria	Costa Rica	Iraq*	Pakistan*	Syria*
	Argentina	Cuba*	Jamaica*	Palestine*	Taiwan
	Aruba*	Dominican Republic*	Jordan*	Panama	Thailand
	Bahamas*	Ecuador*	Kazakhstan	Peru	Trinidad and Tobago*
	Bahrain*	Egypt	Kuwait*	Philippines	Tunisia*
	Barbados*	El Salvador	Lebanon*	Qatar*	Turkey
	Belarus*	Georgia*	Libya*	Russia	Ukraine*
	Belize*	Guatemala	Malaysia	Saudi Arabia	United Arab Emirates
	Bermuda*	Honduras	Mexico	Singapore	Uruguay*
	Brazil	Hong Kong	Morocco*	South Africa	Venezuela*
	Chile	India	Nicaragua	South Korea	Vietnam
	China	Indonesia	Oman*	Sri Lanka*	Yemen*
	Colombia	Iran*	Other Africa*	Sudan*	

* Q3 2020 IQVIA, IQVIA Midas Quantum Q3 2020 data are not available or AstraZeneca does not subscribe for IQVIA quarterly data for these countries.

The above table is not an exhaustive list of all the countries in which AstraZeneca operates, and excludes countries with revenue in 2020 of less than $1 million.

Established Markets means US, Europe and Established ROW.

North America means US.

Other Established ROW means Australia and New Zealand.

Other Emerging Markets means all Emerging Markets except China.

Other Africa includes Angola, Botswana, Ethiopia, Ghana, Kenya, Mauritius, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe.

Asia Area comprises India, Indonesia, Malaysia, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam.

US equivalents

Terms used in this Annual Report	US equivalent or brief description
Accruals	Accrued expenses
Called-up share capital	Issued share capital
Creditors	Liabilities/payables
Debtors	Receivables and prepaid expenses
Earnings	Net income
Employee share schemes	Employee stock benefit plans
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Loans	Long-term debt
Prepayments	Prepaid expenses
Profit	Income
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Short-term investments	Redeemable securities and short-term deposits

280 AstraZeneca Annual Report & Form 20-F Information 2020 / Additional Information

Important information for readers of this Annual Report

Cautionary statement regarding forward-looking statements

The purpose of this Annual Report is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this Annual Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement:

This Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in this Annual Report are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things:

> the risk of failure or delay in delivery of pipeline or launch of new medicines
> the risk of failure to meet regulatory or ethical requirements for medicine development or approval
> the risk of failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties
> the impact of competitive pressures including expiry or loss of IP rights, and generic competition
> the impact of price controls and reductions
> the impact of economic, regulatory and political pressures
> the impact of uncertainty and volatility in relation to the UK's exit from the EU
> the risk of failures or delays in the quality or execution of our commercial strategies
> the risk of failure to maintain supply of compliant, quality medicines
> the risk of illegal trade in our medicines
> the impact of reliance on third-party goods and services
> the risk of failure in information technology, data protection or cybercrime
> the risk of failure of critical processes
> any expected gains from productivity initiatives are uncertain
> the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following the Alexion transaction
> the risk of failure to adhere to applicable laws, rules and regulations
> the risk of the safety and efficacy of marketed medicines being questioned
> the risk of adverse outcome of litigation and/or governmental investigations, including relating to the Alexion transaction
> the risk of failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation
> the risk of failure to achieve strategic plans or meet targets or expectations
> the risk of failure in financial control or the occurrence of fraud
> the risk of unexpected deterioration in our financial position
> the impact that the COVID-19 global pandemic may have or continue to have on these risks, on our ability to continue to mitigate these risks, and on our operations, financial results or financial condition
> the risk that a condition to the closing of the transaction with Alexion may not be satisfied, or that a regulatory approval that may be required for the transaction is delayed or is obtained subject to conditions that are not anticipated
> the risk that we are unable to achieve the synergies and value creation contemplated by the Alexion transaction, or that we are unable to promptly and effectively integrate Alexion's businesses
> and the risk that management's time and attention are diverted on transaction-related issues or that disruption from the Alexion transaction makes it more difficult to maintain business, contractual and operational relationships.

Certain of these factors are discussed in more detail elsewhere in this Annual Report including, without limitation, in the Risk section from page 254 of this Annual Report. Nothing in this Annual Report should be construed as a profit forecast.

Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates

AstraZeneca's determination of non-GAAP measures together with our presentation of them within our financial information may differ from similarly titled non-GAAP measures of other companies.

Statements of competitive position, growth rates and sales

In this Annual Report, except as otherwise stated, market information regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2020 obtained from IQVIA, a leading supplier of statistical data to the pharmaceutical industry. Unless otherwise noted, for the US, dispensed new or total prescription data and audited sales data are taken, respectively, from IQVIA National Prescription Audit and IQVIA National Sales Perspectives for the 12 months ended 31 December 2020; such data are not adjusted for Medicaid and similar rebates. Except as otherwise stated, these market share and industry data from IQVIA have been derived by comparing our sales revenue with competitors' and total market sales revenues for that period, and except as otherwise stated, growth rates are given at CER. For the purposes of this Annual Report, unless otherwise stated, references to the world pharmaceutical market or similar phrases are to the 50 countries contained in the IQVIA database, which amounted to approximately 94% (in value) of the countries audited by IQVIA. Changes in data subscriptions, exchange rates and subscription coverage, as well as restated IQVIA data, have led to the restatement of total market values for prior years.

AstraZeneca websites

Information on or accessible through our websites, including www.astrazeneca.com, and www.astrazenecaclinicaltrials.com and on any websites referenced in this Annual Report, does not form part of and is not incorporated into this Annual Report.

External/third-party websites

Information on or accessible through any third-party or external website does not form part of and is not incorporated into this Annual Report.

Figures

Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers.

284 AstraZeneca Annual Report & Form 20-F Information 2020 / Additional Information